

13030960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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SEC Mail Processing Section
MAR 13 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67544 |

8-52806

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradesco Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32nd Floor, 450 Park Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Isabela Behar (212) 888-9142
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154-0102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/13

# OATH OR AFFIRMATION

I, Ms. Isabela Behar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIO MALDONADO JR
Notary Public - State of New York
NO. 01MA6156501
Qualified in Nassau County
My Commission Expires 11/27/2014


Signature

Manager & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





**BRADESCO SECURITIES, INC.**
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

<u>PULIC DOCUMENT</u>

Pursuant to rule 17a-5 Under the Securities
and Exchange Act of 1934

**BRADESCO SECURITIES, INC.**
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

## Table of Contents



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the "Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of Bradesco Securities, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

March 11, 2013

**BRADESCO SECURITIES, INC.**
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2012

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,741,832 |
| Receivables from clearing organization | | 6,897,157 |
| Securities owned, at fair value | | 11,743,687 |
| Equipment and leasehold improvements | | |
| (net of accumulated depreciation of $592,436) | | 276,020 |
| Receivables from affiliates | | 3,007,533 |
| Current taxes receivable | | 414,776 |
| Deferred tax assets, net | | 866,336 |
| Other assets | | 49,937 |
| Total assets | $ | 29,997,278 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 3,512,979 |
| Total liabilities | | 3,512,979 |
| Commitments and contingent liabilities | | |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares | | 11,000 |
| Additional paid-in capital | | 21,989,000 |
| Accumulated earnings | | 4,484,299 |
| Total stockholder's equity | | 26,484,299 |
| Total liabilities and stockholder's equity | $ | 29,997,278 |

See accompanying notes to statement of financial condition.

## (1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco SA Corretora (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

### *(b) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, during the reporting period, are affected by these estimates, the most significant of which are disclosed in the notes to the statement of financial condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

### *(c) Cash and Cash Equivalents*

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

### *(d) Clearing Arrangements*

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker.

### (e) *Securities and Securities Transactions*

Investment securities owned, representing U.S. dollar denominated Euro Bonds (Euro Bonds), are carried at fair value.

Receivables from the Company's clearing broker include certain deposits and amounts receivable from the clearing organization relating to commissions earned. These receivables are recorded in the statement of financial condition.

### (f) *Deferred Taxes*

Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statements or the tax returns. Differences between the carrying amounts of existing assets and liabilities on the financial statement and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

The Company has adopted the guidance on accounting for uncertainty in income taxes. This guidance requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

### (g) *Equipment and Leasehold Improvements*

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

### (h) *Fair Value of Financial Instruments*

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

*Level 1:* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

*Level 2:* Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

*Level 3:* Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions

**RECENTLY ADOPTED STANDARDS**

**ASC Topic 820 – Fair Value Measurement**

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS", an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. The adoption of ASU 2011-04 as of January 1, 2012 did not have an impact on the company's financial condition. For more information on fair value, see note 3.

**(3) Fair Value of Assets and Liabilities**

As of December 31, 2012, the Company has investments in Euro Bonds of $11,743,687 stated at fair value, with maturities from July 2, 2013 to January 27, 2021. These investments are held by the custodian Banco Bradesco Grand Cayman. At December 31, 2012, all of these securities are invested in Euro Bonds issued by Petroleo Brasileiro S/A – PETROBRAS.

The fair values of the Euro Bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The Company did not have any assets that would be reported in Level 3 at December 31, 2012

**Transfers between Level 1 and Level 2**

There were no transfers between level 1 and level 2 during the year ended December 31, 2012.

**(4) Transactions with Related Parties**

During the normal course of business, the Bank, together with affiliated companies, provide and account for a portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora (Corretora). As of December 31, 2012, the receivable from affiliates balance was $3,007,533.

At December 31, 2012, cash and cash equivalents included in the accompanying statement of financial condition consists of deposits and operating accounts with the Branch and amounted to $2,169,335.

## (5) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2012, are summarized as follows:

| | | |
|---|---|---|
| Equipment | $ | 533,859 |
| Furniture and fixtures | | 334,597 |
| Less accumulated depreciation and amortization | | (592,436) |
| Total | $ | 276,020 |

## (6) Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

## (7) Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2012 are summarized as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Accrued Bonuses | $ | 1,242,038 |
| Capital loss | | 284,276 |
| Less valuation allowance | | (284,276) |
| Deferred tax asset net of valuation allowance | $ | 1,242,038 |
| Deferred tax liability: | | |
| Unrealized gain/loss | $ | (289,699) |
| Depreciation | | (86,003) |
| Total deferred tax liability | | (375,702) |
| Net deferred tax assets (liability) | $ | 866,336 |

On January 1, 2012, the Company had capital loss carryovers of $1,488,528. During 2012, capital loss carryovers of $681,010 and $177,518 were utilized and expired respectively, resulting in a capital loss carryover of $630,000 at December 31, 2012.

The utilization and expiration of capital loss carryovers during 2012 resulted in a decrease in the deferred tax asset related to capital losses by $387,395. Accordingly, the valuation allowance related to capital losses changed by $387,395. The Company continues to record a full valuation allowance against the remaining deferred tax asset of $284,276 related to capital loss carryovers as



(Continued)

the capital losses are due to expire in 2013 and the Company does not currently believe that there are sufficient unrealized capital gains to offset the remaining capital losses. As such, the Company believes that these losses are likely to expire unutilized.

The Company recorded a net deferred tax asset of $866,336 as of December 31, 2012 primarily relating to accrued bonuses. Based on anticipated future taxable income as well as taxable income in prior carryback years, the Company has not recorded a valuation allowance for its net deferred tax asset as of December 31, 2012 as management believes that the deferred tax asset is more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

The Company has not recognized any uncertain tax positions as of December 31, 2012.

The Company remains open to examination from either the federal, New York State, or New York City jurisdictions for years 2010 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

## (8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

## (9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $7,808,461 which was $7,574,262 in excess of required net capital. Aggregate indebtedness as of December 31, 2012 was $3,512,979 resulting in a net capital percentage of 44.99%.



(Continued)

## (10) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

## (11) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is difference from the contractual amount of the transaction.

## (12) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in this statement of financial condition through March 11, 2013, which is the issuance date of these financial statements.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

The Board of Directors and Stockholder
Bradesco Securities, Inc.:

In planning and performing our audit of the financial statements of Bradesco Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 11, 2013